UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 70202 / August 15, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15404

In the Matter of Convergence Ethanol, Inc., Respondent.	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934

I.

      The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Convergence Ethanol, Inc. ("CETH" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on August 2, 2013, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

      Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Convergence Ethanol, Inc. ("Order"), as set forth below.

III.

      On the basis of this Order and Respondent's Offer, the Commission finds that:

    1.   Convergence Ethanol, Inc. ("CETH") [1] (CIK No. 23778) is a revoked Nevada corporation located in Las Vegas, Nevada. On June 5, 2012, the Secretary of the

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[1] The short form of the issuer's name is its former ticker symbol.

Commission, pursuant to delegated authority, entered a consent order revoking the registration of each class of CETH's securities registered with the Commission pursuant to Exchange Act Section 12(g). *In the Matter of Alderox, Inc., et al. (as to Convergence Ethanol, Inc.),* Exchange Act Rel. No. 67117, Administrative Proceeding File No. 3-14886 (June 5, 2012).

B.   MATERIALLY DEFICIENT REGISTRATION FORM

2.   On December 18, 2012, CETH filed a Form 10 with the Commission to re-register its common stock under Exchange Act Section 12(g).

3.   On December 20, 2012 the Division of Corporation Finance sent a letter to CETH advising it of certain deficiencies in its original Form 10. Thereafter, on January 17, 2013, CETH filed an amended Form 10-A ("Amended Form 10"). The Amended Form 10 contained the following deficiencies:

> i.   The Amended Form 10 failed to include "since inception" figures for its statements of income, cumulated deficit, and cumulative cash flow in its periodic and annual financial statements as required by ASC Topic 915. The annual figures are required to be audited.

> ii.   The Amended Form 10 also failed to include interim financial information for the period ended December 31, 2012, as required by Rule 3-12 of Regulation S-X. According to Rule 3-12 of Regulation S-X, if the financial statements included in a filing are date as of a date 135 days or more before the expected effective date of the filing, the financial statements must be updated to include interim financial information prior to effectiveness.

> iii.   The Management's Discussion and Analysis in the Amended Form 10 fails to comply with Item 303 of Regulation S-K in several respects. For example, the financial information presented therein does not match that presented in the financial statements and relates to different periods.

4.   CETH's Amended Form 10 became effective, and its common stock became registered pursuant to Exchange Act Section 12(g), by operation of law, on February 16, 2013. As of July 25, 2013, no ticker symbol had been issued to CETH nor had public trading commenced.

5.   As a result of the foregoing, the Respondent re-registered its common stock on the basis of the materially deficient Amended Form 10. Exchange Act Section 12(g) requires issuers wishing to register a class of securities pursuant thereto to "file[] with the Commission a registration statement . . . containing such information and documents as the Commission may specify . . .." Form 10, promulgated by the Commission pursuant to Exchange Act Sections 12(b) and 12(g), is the primary form used by issuers seeking to register securities thereunder, and contains fifteen items which

require certain specific information spelled out in Regulations S-K and S-X concerning, among other things, the issuer's business and financial position.

6.　　As a result of the foregoing, Respondent failed to comply with Exchange Act Section 12(g), Rule 12b-20 and Regulations S-K and S-X thereunder.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 12(j) of the Exchange Act, the registration of each class of Respondent's securities registered pursuant to Exchange Act Section 12 be, and hereby is, revoked.

For the Commission, by its Secretary, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary